United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

CNPJ 33.592.510/0001-54
NIRE 33.300.019.766

EXCERPT OF THE MINUTES OF THE EXTRAORDINARY

MEETING OF THE BOARD OF DIRECTORS

On May 18, 2021, at 4:00 pm, met, by videoconference, Messrs. José Luciano Duarte Penido - Chairman, Fernando Jorge Buso Gomes – Vice-Chairman, Eduardo de Oliveira Rodrigues Filho, José Maurício Pereira Coelho, Ken Yasuhara, Lucio Azevedo, Marcelo Gasparino da Silva, Mauro Gentile Rodrigues da Cunha, Murilo Cesar Lemos dos Santos Passos, Rachel de Oliveira Maia, Roberto da Cunha Castello Branco and Roger Allan Downey. Mr. Luiz Gustavo Gouvêa was present as Secretary of Corporate Governance at Vale S.A. (“Vale”). Thus, the Board of Directors approved the following subject: “RECOMPOSITION OF ADVISORY COMMITTEES TO THE BOARD OF DIRECTORS - After clarifications provided by the Chairman of the Board of Directors, Mr. José Luciano Penido, the Board of Directors approved, pursuant to Article 18 of the Bylaws, the appointment or reappointment, as the case may be, of the following people to compose the Advisory Committees to Vale's Board of Directors: (i) Audit Committee, which will have four members: Manuel Lino Silva de Sousa Oliveira (Coordinator from 08.01.2021), Mauro Gentile Rodrigues Cunha (Interim Coordinator until the inauguration of Mr. Manuel de Oliveira, remaining from then on as a member of the Committee), Luciana Pires Dias (external specialist) and Sergio Ricardo Romani (external specialist); (ii) Operational Excellence and Risk Committee, that will have five members: Roger Allan Downey (Coordinator), Eduardo de Oliveira Rodrigues Filho, André Viana Madeira, Marcelo Gasparino da Silva and Antônio Queiroz (external specialist); (iii) Financial Committee, which will have five members: José Mauricio Pereira Coelho (Coordinator), Fernando Jorge Buso Gomes, Roberto da Cunha Castello Branco, Murilo Cesar Lemos dos Santos Passos and Adriano Cives Seabra (external expert); (iv) Innovation Committee, which will have four members: Roberto da Cunha Castello Branco (Coordinator), Roger Allan Downey, Ken Yasuhara and Luiz Carlos Affonso (external specialist); (v) Personnel, Compensation and Governance Committee, which will have five members: Mauro Gentile Rodrigues da Cunha (Coordinator), Fernando Jorge Buso Gomes, José Luciano Duarte Penido, Manuel Lino Silva de Sousa Oliveira (from 08.01.2021) and Oscar Augusto de Camargo Filho (external specialist); and (vi) Sustainability Committee, which will have five members: Marcelo Gasparino da Silva (Coordinator), Eduardo de Oliveira Rodrigues Filho, Rachel Oliveira Maia, José Luciano Duarte Penido and Carlos Alberto de Oliveira Roxo (external specialist); all to meet the term of management until Vale's Ordinary General Meeting to be held in 2023, therefore coinciding with the end of the term of management of the members of the Board of Directors of Vale elected at the Ordinary and Extraordinary Shareholders' Meetings held, cumulatively, on 04.30.2021 and 03.05.2021.” I hereby attest that the item above reflects the decision taken by the the Board of Directors.

Rio de Janeiro, May 19, 2021.

Luiz Gustavo Gouvêa

Secretário

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

Date: May 24, 2021	By:	/s/ Ivan Fadel
Head of Investor Relations